3i Tech Works, Inc.



ANNUAL REPORT

2255 Glades Rd. Suite 324A

Boca Raton, FL 33431-8571

0

www.3itechworks.com

This Annual Report is dated May 2, 2022.

BUSINESS

Description of Business

3i Tech Works, Inc. (the "Company" or "3i Tech Works") is a C-Corporation incorporated under the laws of the state of Florida on February 5, 2012 that develops and licenses Software as a Service for SMS marketing. The Company does business as Real Mobile Tech.

The Company's business consists of a subscription-based model for small, medium, and large marquee national business marketing accounts.

The company built a software platform to add customers' phone numbers, names, zip codes, purchasing habits, dates, times, and other key information to our cloud-based customer engagement software platform for its business customers. The data varies depending on the specific business of the customer. For example, restaurants can capture the food a consumer is buying, a retailer can capture the category, item, purchase price of its sales, and so on.

To date, the Company has focused on retailers, personal care businesses, restaurants, and now we are opening our services to the travel and leisure industries. Our solutions are subscription-based and sold in the United States to businesses online, in person, and via email campaigns.

The Company's team consists of experienced executives that previously served such

businesses as American Express, Yahoo!, First Data, and Raytheon Technologies.

The company has developed industry-specific solutions. The first was the brick-and-mortar retailer solution for SMS marketing that assists businesses with signing up for TextExpress. The second solution was created to support the restaurant industry after signing a 60,000 restaurant, 5-year agreement with a large Group Purchasing Organization in 2020 called ExpressOrders.com. The company has developed powerful Voice Order solutions that will be further enhanced to deliver orders via voice to a point of sale system or the company's proprietary XOMerchant tablet.

Our Key Differentiators:

3i Tech Works offers an end-to-end solution that starts with TextExpress. We provide services to our customers to help them build their opt-in databases of loyal users while building business, literally on demand if they choose.

The TextExpress service can be combined with ExpressOrders, which allows restaurants to take orders through our app or over the phone with our automated voice response system. Staffing problems are addressed immediately, without staff training, so being short of staff is a non-issue to handle voice orders. Our restaurant delivery service is anticipated to be available in March 2022. Our customers can also choose to take advantage of our point of sale and transaction processing services, providing the customer with significant efficiencies and cost-saving benefits that competitors cannot match. At the same time, credit card transaction processing economics are favorable to 3i Tech Works, resulting in anticipated profitability.

When customers take advantage of the entire package, they profit from the advantages of texting, ordering through an app, online, or phone, and cost savings with order processing.

Previous Offerings

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,042,250.00

Number of Securities Sold: 11,631,666

Use of proceeds: To build our software platform, support our current customers and grow our business to date.

Date: July 23, 2021

Offering exemption relied upon: 506(c)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2021 Compared to 2020

Operating Results – 2021 Compared to 2020

• Circumstances which led to the performance of financial statements:
Year ended December 31, 2021 compared to year ended December 31, 2020
Revenue
Revenue for fiscal year 2021 was $699,570 compared to revenue for 2020 which was $331,545.
Cash Flow
Cash flow will be used to continue to expand our operations and we plan to raise capital to allow us to invest in awareness of our brand and solutions to execute our agreement with Dining Alliance with 65,000 restaurants for the next 4 years.
We need to raise equity to fund our growth. We need to invest in sales and marketing to leverage our existing contracts and expand to new verticals.
Cost of Sales
Cost of sales in 2021 was $148,036 compared to 2020 which was $52,897.
Gross Margins
Gross profit increased to $551,535 in 2021 from $278,847 in 2020.
Expenses
Total operating expenses increased to $656,713 in 2021 from $587,381 in 2020 as we increased staff support for increased business activities.
Historical results and cash flows:
The Company is currently in the growth stage and generating revenue to support existing operations.
Cash in 2022 has been generated through revenue from sales and some equity investments.
Our goal is to expand our market to new verticals not being serviced by solutions that the company offers.
The Company reached two important 5-year partnership agreements that are adding significant revenue to the company with reduced costs of customer acquisition.
We are of the opinion the historical cash flows will grow significantly and are indicative of the revenue and cash flows expected for the future because our margins are improving, existing clients are growing with us, higher volume of SMS texts reduce our cost per text and new customer acquisition costs are going to be reduced from new referral and

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $199,162.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

Debt

Creditor: Kurt Kanouse

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: May 01, 2024

Creditor: Small Business Administration

Amount Owed: $83,977.00

Interest Rate: 3.9%

Maturity Date: May 01, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Chairman and CEO

Name: Joseph Riano

Joseph Riano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman, Director, CEO, and President

Dates of Service: February 06, 2012 - Present

Responsibilities: Establish the company's vision, hire personnel, ensure compliance with laws, data security, sales. Joseph currently receives salary compensation of $120K per year for this role.

Name: Keith Kanouse

Keith Kanouse's current primary role is with Kanouse & Walker, P.A.. Keith Kanouse currently services 1.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Corporate Secretary and General Counsel

Dates of Service: April 01, 2014 - Present

Responsibilities: Attend Board of Directors Meetings; advise President on various legal matters, sign Stock Certificates, draft contracts for Corporation; review and revise contracts for Corporation; draft Articles of Incorporation and Amendments, minutes and consents, draft private placement offerings, draft Stock Options Agreements, etc. Keith currently receives compensation of stock options in lieu of $450/hour rate at $1.50 per share to buy the shares plus 20,000 stock options per quarter as Director.

Other business experience in the past three years:

Employer: Kanouse & Walker, P.A.

Title: President

Dates of Service: November 01, 1990 - Present

Responsibilities: Business Law, Real Estate Law, and Securities Law

Other business experience in the past three years:

Employer: Universal Biocarbon Inc.

Title: Director, Corporate Secretary, and General Counsel

Dates of Service: April 01, 2019 - Present

Responsibilities: Attending Board meetings. Performing duties related to being a Secretary of the Company. Advising on legal matters.

Name: Henry Westendarp

Henry Westendarp's current primary role is with E.A. Renfroe Cos.. Henry Westendarp currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 01, 2012 - Present

Responsibilities: Corporate Governance. Henry does not currently receive salary compensation for this role. All directors receive 20,000 stock options per quarter for serving in the board of directors role for the company.

Other business experience in the past three years:

Employer: E.A. Renfroe Cos.

Title: Independent Insurance Adjuster

Dates of Service: July 01, 2017 - Present

Responsibilities: Catasphre insurance adjuster.

Other business experience in the past three years:

Employer: Alacrity/The Worley Company

Title: Independent Insurance Adjuster

Dates of Service: July 01, 2016 - Present

Responsibilities: Catastrophe insurance adjuster

Other business experience in the past three years:

Employer: FKS Insurance Services

Title: Independent Insurance Adjuster

Dates of Service: March 01, 2018 - Present

Responsibilities: Catastrophe insurance adjuster.

Name: Harold Schultz

Harold Schultz's current primary role is with Schultz Kielmann LLC. Harold Schultz currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March 01, 2018 - Present

Responsibilities: Attend Board of Directors Meetings; advise President on various business matters. Harold does not currently receive salary compensation and receives 20,000 options per quarter.

Other business experience in the past three years:

Employer: Schultz Kielmann LLC

Title: Vice President

Dates of Service: January 01, 1976 - Present

Responsibilities: Negotiate real estate contracts - investor - own properties in Ithaca, Florida.

Name: Don Kohl

Don Kohl's current primary role is with Retired Executive. Don Kohl currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 01, 2017 - Present

Responsibilities: Oversee the payment processing and digital rewards. Don Kohl is compensated 20,000 stock options to buy shares of the company for $1 for each quarter serving as a board member.

Other business experience in the past three years:

Employer: Animal Lovers Society

Title: Partner

Dates of Service: February 01, 2016 - June 01, 2021

Responsibilities: Oversee the non-profit retail operations for this company.

Name: Bradford Schupp

Bradford Schupp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: August 01, 2021 - Present

Responsibilities: Run the day to day operations of the company to ensure we meet our customers expectations. Brad receives 10,000 options per month to buy shares of the company at $1.00.

Other business experience in the past three years:

Employer: Invenio Coaching

Title: President

Dates of Service: January 01, 2016 - Present

Responsibilities: He does consulting for business executives who need guidance and coaching to improve their companies.

Name: Michael Pichel

Michael Pichel's current primary role is with Atlantic Realty. Michael Pichel currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 01, 2016 - Present

Responsibilities: Advise the company on legal issues and votes on issues presented to the board. Michael receives 20,000 options to buy shares in the company at $1 quarterly as he participates in the quarterly board meetings and conference calls.

Other business experience in the past three years:

Employer: Atlantic Realty

Title: CEO

Dates of Service: January 01, 1989 - Present

Responsibilities: Real Estate Investments and Management

Name: Tom Silver

Tom Silver's current primary role is with Silver Dollar Ventures LLC. Tom Silver currently services

20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: January 03, 2022 - Present

Responsibilities: Tom is responsible for the Sales and Marketing functions of the company. His role includes developing Sales and Marketing Strategies and executing those plans to increase revenue for our shareholders with consistent margins. Tom is compensated $50 per hour for hours worked.

Other business experience in the past three years:

Employer: Silver Dollar Ventures LLC

Title: Chairman and CEO

Dates of Service: January 05, 2016 - Present

Responsibilities: He is a business advisor and investor.

Other business experience in the past three years:

Employer: Bright Funds

Title: Executive Chairman and board member

Dates of Service: January 02, 2019 - Present

Responsibilities: He retired as CEO and serves as an advisor to the company's board.

Name: David Lebold

David Lebold's current primary role is with Burgos and Brein. David Lebold currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Business Development

Dates of Service: December 01, 2019 - Present

Responsibilities: Find and close new business for the company and ensure the continuing support of existing accounts. David's compensation is salary of $12,000 per year plus sales commission.

Other business experience in the past three years:

Employer: Burgos and Brein

Title: Regional Director

Dates of Service: April 01, 2015 - Present

Responsibilities: Provide financial advise to clients of the company.

Other business experience in the past three years:

Employer: Lebold Financial Group

Title: President

Dates of Service: January 01, 2010 - Present

Responsibilities: Financial Advisor

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Joseph Riano

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 26.0

RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of Entity: Kurt Kanouse

Relationship to Company: Investor & Relative of Director, Secretary and General Counsel Keith

Kanouse.

Nature / amount of interest in the transaction: In 2015 the Company entered into $25,000 short-term promissory note issued by one of the investors, with 10% interest with note maturing in 2018. As of December 31, 2020 and 2019, the outstanding balance of the loan was in the amount of $25,000 and has been classified as current.

Material Terms: There are no other material terms.

OUR SECURITIES

Our Company Securities

The company has authorized Voting Common Stock, Non-Voting Common Stock, Class B Preferred Stock, and Class A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 611,428 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 11,163,166 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding excludes 7,613,500 of shares to be issued pursuant to stock options issued.

Other Rights

The relative rights, preferences, and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The relative rights, preferences and limitations of the Voting Common Stock and the Non-Voting Common Stock are identical in all respects, except that the right to vote for the election of directors and for all other purposes is vested in the holders of shares of the Voting Common Stock.

The holders of shares of the Non-Voting Common Stock do not have the rigth to vote their shares, except asotherwise provided by law. Each share of the Non-Voting Stock will automatically convert into one share of Voting Common Stock upon the public sale of the Voting Common Stock on a national securites exchange which is registered with the Securities and Exchange Commission (the "SEC") under Section 6 of the Securities Exchange Act of 1934 or on an alterantive trading market approved and/or regulated by the SEC.

Class B Preferred Stock

The amount of security authorized is 750,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Preferred Stock.

Material Rights

Cumulative interest on Class B preferred stock will accrue on a daily basis at the rate of 6% per annum.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of the common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

Class A Preferred Stock

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Preferred Stock.

Material Rights

Cumulative interest on Class A Preferred Stock will accrue on a daily basis at the rate of 8% per annum and holders of Class A Preferred Stock will have priority to any payments over holders of

Class B Preferred Stock and Common Stock.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of the common stock reaches certain limit. As of December 31, 2020 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2019. All options have the exercise price of $1 and as of December 31, 2020 no options have been exercised.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the

common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the investors in the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market

acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's assets is its intellectual property. The Company's owns three trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value could be materially and adversely impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer

from not having the right employees in the right positions at the right time. This could adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 3i Tech Works, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 3i Tech Works, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

3i Tech Works, Inc.

By /s/ *Joseph Riano*

Name: 3i Tech Works, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Joseph Riano, the Chief Executive Officer of 3i Tech Works, Inc., hereby certify that the financial statements of 3i Tech Works, Inc., and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___3-18-2022___ (Date of Execution).

_____ (Signature)

___Chief Executive Officer___ (Title)

___3-18-2022___ (Date)

3i Tech Works, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

3i Tech Works, Inc.
Index to Financial Statements
(unaudited)


3i Tech Works, Inc.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)


As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	199,162	$	106,668
Total Current Assets		**199,162**		**106,668**
Software development		1,396,533		1,287,622
Total Assets	$	**1,595,695**	$	**1,394,290**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Notes and Loans	$	24,833	$	27,847
Other Current Liabilities		24,101		6,601
Total Current Liabilities		**48,934**		**34,448**
Promissory Notes and Loans		82,150		82,553
Total Liabilities		**131,084**		**117,001**
STOCKHOLDERS EQUITY				
Common Stock		2,130,700		1,835,700
Additional Paid in Capital		1,911,755		1,911,755
Retained Earnings/(Accumulated Deficit)		(2,577,845)		(2,470,166)
Total Stockholders' Equity		**1,464,610**		**1,277,289**
Total Liabilities and Stockholders' Equity	$	**1,595,694**	$	**1,394,290**

See accompanying notes to financial statements.

3i Tech Works, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 699,570	$ 331,545
Cost of Goods Sold	148,036	52,697
Gross profit	551,535	278,847
Operating expenses		
General and Administrative	644,865	568,373
Research and Development	-	-
Sales and Marketing	11,849	19,008
Total operating expenses	656,713	587,381
Operating Income/(Loss)	(105,178)	(308,533)
Interest Expense	2,500	4,101
Other Loss/(Income)	-	(11,075)
Income/(Loss) before provision for income taxes	(107,678)	(301,560)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (107,678)**	**$ (301,560)**

See accompanying notes to financial statements.

5

3i Tech Works, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

(in , $US)	Common Stock		Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	10,724,800	$ 1,685,700	$ 1,739,755	$ (3,057,800)	$ 367,655
Issuance of common stock	100,002	$ 150,000			150,000
Issuance of restricted stock awards	100,000		150,000		150,000
Transfer to software development				$ 889,193	889,193
Issuance of stock options			22,000		22,000
Net income/(loss)				(301,560)	(301,560)
Balance—December 31, 2020	10,924,802	1,835,700	1,911,755	$ (2,470,167)	$ 1,277,288
Issuance of Stock	153,334	295,000	-		295,000
Net income/(loss)				(107,678)	(107,678)
Balance—December 31, 2021	11,631,666	$ 2,130,700	1,911,755	$ (2,577,845)	$ 1,464,610

See accompanying notes to financial statements.

6

3i Tech Works, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(107,678)	$	(301,560)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		224,305		161,869
Share-based Compensation		-		150,000
Changes in operating assets and liabilities:				
Other Current Liabilities		17,500		4,101
Net cash provided/(used) by operating activities		134,127		14,411
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(333,216)		(194,954)
Net cash provided/(used) in investing activities		(333,216)		(194,954)
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		295,000		172,000
Borrowing on Promissory Notes and Loans				85,400
Repayment of Promissory Notes and Loans		(3,417)		-
Net cash provided/(used) by financing activities		291,583		257,400
Change in Cash		92,493		76,856
Cash—beginning of year		106,668		29,811
Cash—end of year	$	199,161	$	106,667
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,500	$	4,101
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

3i Tech Works Inc. was founded on February 6, 2012, in the state of Florida. The financial statements of 3i Tech Works Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

3i Tech Works Inc. is a Florida corporation building digital, mobile, and secure payment products. Their products focus on convenience, security, and mobility and they make connecting faster, safer, and more convenient.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs

The Company capitalizes software development costs once technological feasibility is established and they determine that such costs are recoverable against future net sales. The Company evaluates technological feasibility on a product-by-product basis. Once technological feasibility is established, the Company capitalizes software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of goods sold" in the Company's statements of operations based on the ratio of current gross sales to total projected gross sales.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues from the sale of its mobile payment solutions.

Income Taxes

3i Tech Works Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently

evaluating the effect that the updated standard will have on the financial statements and related disclosures. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021		2020	
Software Development Costs	$	1,814,040	$	1,480,824
Intangible assets, at cost		1,814,040		1,480,824
Accumulated amortization		(417,507)		(193,202)
Intangible assets, Net	$	1,396,533	$	1,287,622

Amortization expenses were approximately $224,305 and $161,869 for the years ended December 31, 2021, and 2020, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares designated as $0 par value Common Stock. As of December 31, 2021, and December 31, 2020, 11,631,666 and 10,924,802 Common Stock have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 250,000 shares designated as $0 par value preferred stock class A and 750,000 shares designated as $0 par value preferred stock class B. Cumulative interest on Class A Preferred Stock will accrue on a daily basis at the rate of 8% per annum and holders of Class A Preferred Stock will have priority to any payments over holders of Class B preferred stock and Common Stock. Cumulative interest on Class B Preferred Stock will accrue on a daily basis at the rate of 6% per annum and holders of Class A Preferred Stock will have priority to any payments over holders Common Stock.

As of December 31, 2021, and December 31, 2020, no Preferred Shares have been issued and are outstanding.

Share-based Compensation

During 2013, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 2,620,830 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares to employees. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021, the Company had 542,330 shares of common stock available for future

issuance of awards under the 2013 Plan.

Total share-based compensation expenses recognized in the statement of operations were as follows:

As of Year Ended December 31,	2021	2020
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	-	150,000
Total share-based compensation	$ -	$ 150,000

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	100,000	$ 0.00	
Vested	(100,000)	$ 1.50	
Cancelled	-	$ -	
Outstanding at December 31, 2020	-	$ -	-
Granted			
Vested			
Cancelled	-	$ -	
Outstanding at December 31, 2021	-	$ -	-

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2019 was $1.50. The total fair value of the restricted stock awards vested during both 2021 and 2020 was $150,000.

Stock options

The Company issued and sold Class A stock options and Class B stock options to its shareholders, Class B stock options including right to purchase common stock at a preferred price in case the sale price of Common Stock reaches a certain limit. As of December 31, 2021 4,937,500 Class A stock options and 1,508,000 Class B stock have been issued and are outstanding as well of as December 31, 2020. All options have the exercise price of $1 and as of December 31, 2020, no options have been exercised.

NOTE 5 – DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL loan	$ 85,400	3.75%	5/22/2020	5/22/2050	$ 3,187	$ 3,187	$ 2,833	$ 82,150	$ 84,983	$ 1,601	$ 1,601	$ 2,847	$ 82,553	$ 85,400
Promissory Note issued to a lender	$ 25,000	10.00%	2015	2018			$ 22,000		$ 22,000			$ 25,000		$ 25,000
Total					$ 3,187	$ 3,187	$ 24,833	$ 82,150	$ 106,983	$ 1,601	$ 1,601	$ 27,847	$ 82,553	$ 85,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	24,833
2023		2,833
2024		2,833
2025		2,833
2026		2,833
Thereafter		70,819
Total	$	106,983

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company enters an operating lease for facilities. The lease agreement is out of date because of the COVID-19 pandemic, and the Company did not renew it. There are no long term commitments on the Company's part, creating a future liability to the Company's shareholders. Rent expenses were in the amount of $15,339 and $21,659 as of December 31, 2021, and December 31, 2020 respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

In 2015 the Company entered into a $25,000 short-term promissory note issued by one of the investors, with a 10% interest on the note, maturing in 2018. As of December 31, 2021, and 2020, the outstanding balance of the loan was in the amount of $25,000, and has been classified as current.

NOTE 8– SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through March 11, 2022, which is the issuance date of these financial statements.

There have been no other events or transactions during this time that would have a material effect on these financial statements.

CERTIFICATION

I, Joseph Riano, Principal Executive Officer of 3i Tech Works, Inc. , hereby certify that the financial statements of 3i Tech Works, Inc. included in this Report are true and complete in all material respects.

Joseph Riano

CEO